Exhibit 99.1

Vermilion Energy Inc. Announces a Proposed Issuance of Senior Unsecured Notes and Provides Initial Credit Ratings

CALGARY, Alberta--(BUSINESS WIRE)--January 28, 2011--Vermilion Energy Inc. (TSX: VET) announced that it intends to conduct a private placement offering of $200 million of 5-year Senior Unsecured Notes. The Notes will be direct senior unsecured obligations of Vermilion and as such, will rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company. The Notes are being offered in each Province of Canada on a private placement basis in accordance with National Instrument 45-106 – Prospectus and Registration Exemptions, without the filing of a prospectus.

The Notes are rated BB (low)/Stable by Dominion Bond Rating Service Limited and BB- by Standard & Poor's, a division of the McGraw Hill Companies Inc.

Net proceeds from this offering will be used to make a non-permanent repayment of existing indebtedness under Vermilion’s existing credit facility and for general corporate purposes.

Scotia Capital Inc. and CIBC World Markets Inc. acting as joint book runners with TD Securities Inc. as a joint lead manager will lead a group of underwriters including BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., National Bank Financial Inc., Macquarie Capital Markets Canada Ltd., FirstEnergy Capital Corp., Citigroup Global Markets Canada Inc., Dundee Securities Corporation and BNP Paribas Securities Corp. in connection with this offering of Notes. Closing of this Offering is expected to occur on or about February 11, 2011.

Vermilion Energy Inc. is an oil-leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion is targeting 10% annual growth in production through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of Vermilion Energy Inc. hold approximately 9% of the outstanding shares and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Inc. trades on the Toronto Stock Exchange under the symbol VET and over-the-counter in the United States under the symbol VEMTF.

CONTACT:
Vermilion Energy Inc.
Paul Beique, Vice President Capital Markets
or
Dean Morrison, CFA, Director, Investor Relations
Phone: (403) 269-4884
Fax: (403) 476-8100
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com